Exhibit 21

Subsidiaries of the Registrant

The following is a list of the subsidiaries of Winchester Bancorp, Inc.:

Name	State of Incorporation

Winchester Savings Bank	Massachusetts

Sachem Holdings, Inc.*	Massachusetts

Aberjona Holdings, Inc.*	Massachusetts

1871 Company, LLC*	Massachusetts

Wedgemere Holdings, LLC*	Massachusetts

*	Subsidiary of Winchester Savings Bank